Mail Stop 3561

February 26, 2007

Dr. George W. Taylor
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, New Jersey 08534

>   **Re: Ocean Power Technologies, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 5, 2007**
>   **File No. 333-138595**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Consolidated Financial Data, page 6

1.   Please tell us why you omitted per share information from this table.

Management's Discussion and Analysis of Financial Condition…, page 31

Liquidity and Capital Resources, page 40

2.   We have read your response to comment 14 in our letter dated December 12, 2006 and note your revised disclosures. Please quantify the extent to which your cash requirements have exceeded cash flows from customer revenues. In

addition, please quantify the amount of additional funding that has been necessary to sufficiently fund operations.

Business, page 46

Our Competitive Advantages, page 49

Our PowerBuoy system is efficient in harnessing wave energy, page 49

3.   Please disclose your historical load factor.

Our systems are environmentally and aesthetically non-intrusive, page 50

4.   We note your response to comment 18 in our letter dated December 12, 2006. Please name the preparers of the environmental assessment report as experts and include their consents pursuant to Rule 436.

Product Deployments, page 54

5.   We note your response to comment 16 in our letter of December 12, 2006. Notwithstanding your disclosure in the text, please restore the column in your table that shows the status of each product deployment. Further, for each project, please revise to clarify the following:

- the payments to be received in connection with each project and whether you expect to profit from the project or will only be reimbursed for expenses and costs;
- whether you will receive any payment in connection with your demonstration projects, and if so, describe these payments;
- the dates when payments or reimbursements will be received, and if the payments are contingent on future events, when will you know when payments may be expected or losses incurred; and
- the dates when additional agreements will be entered into, if at all.

6.   It is unclear where you have disclosed the aggregate funds required to achieve your development projects. Please advise or revise.

7.   Please update the status of the Navy contract which expires in March 2007. In addition, please describe the problems with the New Jersey system.

<u>Customers, page 57</u>

8.   Please describe how you locate customers. In an appropriate section, please describe the revenues from the Australian Greenhouse Office and the National Institute of Standards and Technologies and describe any arrangement or agreement with these entities.

<u>Management, page 66</u>

<u>2001 Stock Plan, page 73</u>

9.   We note that the 2001 stock plan provides that prior to an initial public offering, you have a right of first refusal on any shares held by optionees and that you may repurchase any stock upon the exercise of options. Please describe your intentions with respect to this right of first refusal and any repurchase.

<u>Certain Relationships and Related Party Transactions, page 75</u>

10.   We note that Mr. Draper is also a director of Iberdrola Energias. Please describe your joint ventures and agreements with Iberdrola in this section. Please also include a risk factor that discusses the risks of joint ventures and the conflict regarding enforcing your rights under these related party agreements.

<u>Principal and Selling Stockholders, page 76</u>

11.   Please disclose the natural persons with investment power over the shares held by RAB Special Situations (Master) Fund Limited and Henderson Global Investors Limited.

*****

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or James Allegretto, Senior Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Peggy Kim, Senior Attorney at (202) 551-3411 or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert A. Schwed, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP
       Via Facsimile